Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the quarter and the nine-month period ended September 30, 2004

All amounts are in US$ unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. for the three month and nine months ended September 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

MobiFon Holdings B.V. ("Holdings" or the "Company") is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The company is a subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon added 279,797 net subscribers for the third quarter for a total of 4,369,745, compared to net additions of 215,954 in the third quarter of 2003 and total subscribers of 2,962,081 at the end of the same 2003 period, an increase of 47.5% in total number of subscribers. As of September 30, 2004, we estimate that MobiFon had a 48.3% share of the cellular market in Romania. As of September 30, 2004, postpaid subscribers accounted for 33.5% of MobiFon's total subscriber base as compared to 37.2% at the end of the third quarter of 2003 and 34.6% at the end of last quarter.

The Romanian mobile market continued to show significant growth. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 42% from 29% at the end of the third quarter of 2003.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

- It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;
- It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
- It does not reflect foreign exchange gains or losses; and
- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between OIBDA and net income:

(In thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Net Income (loss)	10,283	(6,386)	12,094	20,208
Income taxes	17,343	13,141	44,255	35,785
Minority interests	15,965	12,351	42,808	32,411
Gain on disposal of investment	-	-	-	(19,821)
Foreign exchange (gain) loss	(340)	(48)	583	(1,084)
Income tax benefit sold to parent	(6,588)	0	(19,242)	-
Interest expense, net	30,834	28,943	91,901	62,182
Depreciation and amortization	29,472	28,411	87,293	83,920
OIBDA	96,969	76,412	259,692	213,601

The following table provides a reconciliation between service revenues and ARPU:

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Service revenues for the period (in $ thousands)	183,319	144,127	493,354	384,374
Average number of subscribers for the period (in millions)	4.23	2.85	3.88	2.73
Average monthly service revenue per subscriber for the period (in $)	14.45	16.83	14.12	15.63
Less: impact of excluding in roaming and miscellaneous revenue	(1.39)	(1.39)	(1.18)	(1.19)
ARPU	13.06	15.44	12.94	14.44

Three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003

Service revenues reached $183.3 million compared to $144.1 million for the third quarter of 2003. This record $39.2 million increase in service revenues translated into a 27.2% year over year growth rate. This growth was largely attributable to a 48.2% increase in average number of subscribers partly offset by a decline in average revenue per user. The ARPU for the third quarter was $13.06 compared to $15.44 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.4 million subscribers during the last 12 months with a lower usage profile compared to the existing average subscriber base.

Cost of services as a percent of service revenue increased to 21.2% from 19.7% in the third quarter of 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory fees which are primarily related to the newly introduced Universal Service Fee, $1.1 million of which was booked during the third quarter of 2004.

Equipment revenues rose to $8.5 million for the three months ended September 30, 2004 compared to $7.6 million for the same period in 2003 as a result of subscriber growth. Cost of equipment correspondingly rose to $15.9 million from $14.2 million for the three months ended September 30, 2004 and September 30, 2003 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses decreased from 22.6% of service revenues for the three months ended September 30, 2003 to 21.9% for the current three month period primarily due to lower bad debt expense. Bad debt as a percentage of total service revenue decreased from 1.7% in the third quarter of 2003 to 0.8% in the third quarter of 2004.

OIBDA increased 26.9% to $97.0 million compared to $76.4 million for the same period last year. OIBDA as a percentage of service revenue was stable versus the same period last year at approximately 53%. Depreciation and amortization increased to $29.5 million for the three-month period ended September 30, 2004 compared to $28.4 million for the same period in 2003. Operating income for the quarter rose 40.6% to $67.5 million compared to $48.0 million for the third quarter of 2003.

Total third party interest expense amounted to $12.2 million for the three months ended September 30, 2004, compared to $14.0 million in the same period in 2003. Related party interest on the subordinated loans from our sole shareholder amounted to $19.2 million and $15.3 million for the three-month periods ended September 30, 2004 and 2003, respectively. During the three months ended September 30, 2004, we also recorded income of $6.6 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Higher net income before taxes at MobiFon was the primary cause of both a $4.2 million increase in income tax expense for the three months ended September 30, 2004 compared to the same period in 2003 and a $3.6 million increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2003. Net income for the three months ended September 30, 2004 increased to $10.3 million compared to a net loss of $6.4 million for the three months ended September 30, 2003.

For the first nine months of 2004, service revenues increased 28.4% to $493.4 million compared to $384.4 million for the same period last year, consistent with the 42.1% increase in average number of subscribers partially offset by the lower ARPU. The monthly ARPU for the first nine months of 2004 was $12.94 compared to $14.44 for the same period of last year, with the decrease being the result of the addition of more than 1.4 million subscribers, with a lower usage profile compared to the existing average subscriber base, including more than 1.0 million prepaid subscribers, during the last 12 months. OIBDA for the first nine months of 2004 increased 21.6% to $259.7 million compared to $213.6 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 52.6% for the first nine months of 2004 compared to 55.6% in the corresponding period of 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period.

Depreciation and amortization increased to $87.3 million for the nine-month period ended September 30, 2004 compared to $83.9 million for the same period in 2003. It includes write-offs in the amounts of $2.0 million and $6.0 million for property, plant and equipment for the nine months ended September 30, 2004 and September 30, 2003, respectively. Operating income rose 32.9% to $172.4 million compared to $129.7 million for the first nine months of 2003.

Total third party interest expense amounted to $37.2 million for the nine months ended September 30, 2004, compared to $25.2 million in the same period in 2003; the $12.0 million increase is solely attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on subordinated loans from our sole shareholder amounted to $56.4 million and $38.0 million for the nine-month periods ended September 30, 2004 and 2003, respectively. During the nine months ended September 30, 2004, we also recorded income of $19.2 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Higher net income before taxes for the nine months ended September 30, 2004 at MobiFon was the primary cause of both an $8.5 million increase in income tax expense and a $10.4 million increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2003. Net income for the nine months ended September 30, 2004 was $12.1 million compared to $20.2 million for the same period last year. 2003 results included a gain of $19.8 million on the disposal of 9.2% of our interest in MobiFon.

The Romanian government has announced a reduction in the corporate income tax rate from 25% to 19% effective January 1, 2005.

Liquidity and Capital Resources

For the third quarter of 2004, operating activities provided cash of $65.1 million compared to $42.3 million in the corresponding 2003 period. For the nine months ended September 30, 2004, operating activities provided cash of $174.7 million compared to $169.1 million in the corresponding 2003 period.   On a year-to-date basis, the $46.1 million increase in OIBDA relative to the corresponding 2003 period was partially offset by $30.8 million in interest payments on the Holdings' Senior Notes, which commenced in January, 2004 and by higher income taxes at MobiFon, resulting in the $5.6 million improvement in cash from operating activities.

Investing activities used cash of $29.6 million for the quarter ended September 30, 2004 compared to $14.3 million during the same period in 2003. Our investing activities consisted primarily of the acquisition of property, plant and equipment of $28.5 million and $14.3 million for the three-month periods ended September 30, 2004 and September 30, 2003, respectively. Investing activities for the third quarter of 2004 also include the use of $1.1 million in connection with the acquisition of additional interest in MobiFon. For the nine months ended September 30, 2004, investing activities used cash of $119.0 million compared to $42.2 million for same period in 2003. Acquisitions of property, plant and equipment during the nine month period ended September 30, 2004 were $113.9 million compared to $83.7 million for the corresponding period last year. Investing activities for the nine months ended September 30, 2004 also include the use of $5.1 million of cash, during the second and third quarter of 2004, for the acquisition of an additional 5.9% interest in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $30.7 million for the third quarter of 2004 and cash of $66.5 million year to date compared to cash used of $1.6 million and $87.7 million for the third quarter and nine months ended September 30, 2003, respectively. The use of cash by financing activities in the nine months ended September 30, 2004 consisted of a $9.6 million partial repayment, during the second quarter, of parent company indebtedness as permitted under the indenture governing our senior notes, distributions of $32.1 million to minority shareholders of MobiFon, $20.9 million of which was distributed during the third quarter, $22.5 million in scheduled repayments of MobiFon's senior credit facility of which $7.5 million was repaid during the third quarter, and a payment of $2.3 million in the third quarter of 2004 in connection with the repurchase of some of our 12.5% Senior Notes. During the nine months ended September 30, 2003, the $87.7 million used by financing activities included $244.8 million in proceeds from debt issuance less $9.5 million in financing costs incurred, $28.1 million in additions to restricted short-term investments, $39.0 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave.

Cash, cash equivalents and restricted short-term investments totaled $127.4 million as of September 30, 2004, including $50.9 million at the corporate level, which included $28.1 million in restricted short term investments.

Long-term debt, including current portion, at the end of September 30, 2004 was $501.0 million, comprised of $277.5 million at MobiFon and $223.5 million at Holdings.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April and July 2004, an aggregate of $32.1 million of such dividends were distributed to minority interests. As at September 30, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $10.3 million and is included with current liabilities.

On March 17, 2004, we acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, $5.1 million of which has been paid as of September 30, 2004. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, we acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, we acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 and this amount is included with current liabilities as of September 30, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. Our existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in our consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of our net assets by $510.3 million which was preliminarily allocated to goodwill in the amount of $511.0 million and $0.7 million to other fair value net decrements.

In August 2004, in accordance with the covenants governing the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pursuant to this offer, we retired $2.3 million of principal amount of Senior Notes plus accrued interest.

In October 2004, MobiFon filed an application for a UMTS license in Romania. On November 12, 2004, MobiFon was advised by the Romanian government that it was successful in its application to obtain this license. Only two such licenses were awarded. As a result, the Company is required to pay a total of $35 million to the Romanian government, of which $10.5 million is payable within 120 days of receiving license documentation and the remainder in five annual installments of $4.9 million, commencing in 2006. The Company is also required to honor certain license conditions, including coverage roll-out requirements.

As at September 30, 2004, our total indebtedness to TIW and its affiliates amounted to $906.6 million, consisting primarily of subordinated notes. We intend to use available cash surplus at corporate level to reimburse part of these advances and to finance offers to repurchase Senior Notes in accordance with the term of the indenture.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, the acquisition of the aforementioned UMTS license and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.1 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	As at September 30, 2004	As at December 31, 2003
	(In thousands of U.S. dollars)	[Note 1]

ASSETS

Current assets		
Cash and cash equivalents	$ 99,253	$ 109,989
Short-term investments – restricted	28,125	28,125
Trade debtors	64,887	52,958
Inventories	12,606	6,836
Prepaid expenses	10,879	6,945
Deferred income tax asset	1,135	1,003
Advance to parent company	6,696	5,196
Other current assets	5,155	314
Total current assets	228,736	211,366
Property, plant and equipment [Note 3]	447,696	450,629
License	48,269	53,311
Subscribers [Note 3]	28,290	—
Goodwill [Note 3]	554,186	43,142
Deferred financing and other costs	15,992	17,775
Deferred income tax asset	10,291	—
	$ 1,333,460	**$ 776,223**

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current liabilities		
Accounts payable — trade	31,859	23,334
Accounts payable — TIW Group	680	200
Income and value added taxes payable	21,786	14,965
Accrued liabilities	37,740	22,889
Accrued interest payable	8,440	18,489
Deferred revenues	17,319	13,838
Current portion of long-term debt [Note 7]	56,876	42,700
Distribution payable to minority interests [Note 6]	10,304	—
Total current liabilities	185,004	136,415
Deferred income tax liabilities	23,055	8,691
Long-term debt [Note 7]	444,136	490,057
Derivative financial instrument	1,132	2,609
Due to parent and affiliated companies [Note 3]	438,222	—
Subordinated loan from parent company	467,736	449,105
Deferred gain [Note 5]	3,468	—
Minority interests	50,134	107,534
Total liabilities	1,612,887	1,194,411

SHAREHOLDER'S DEFICIENCY

Share capital		
18,000 of par value shares	16	16
Retained earnings	76,901	64,807
Difference between counterpart given and carrying value of capital transactions with parent company [Note 3]	(355,783)	(481,929)
Accumulated other comprehensive loss		
Accumulated changes in fair value of interest rate swaps	(561)	(1,082)
Total shareholder's deficiency	(279,427)	(418,188)
	$1,333,460	**$ 776,223**

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
	(in thousands of U.S. dollars)			
REVENUES				
Services	$ 183,319	$ 144,127	$ 493,354	$ 384,374
Equipment	8,537	7,600	27,060	20,137
	191,856	151,727	520,414	404,511
Cost of services	38,857	28,457	104,703	74,696
Cost of equipment	15,949	14,224	45,714	33,101
Selling, general and administrative expenses	40,081	32,634	110,305	83,113
Depreciation and amortization *[Note 2]*	29,472	28,411	87,293	83,920
OPERATING INCOME	67,497	48,001	172,399	129,681
Interest expense — Third party	(12,193)	(13,968)	(37,151)	(25,167)
Interest expense — Related party	(19,159)	(15,315)	(56,395)	(38,040)
Interest and other income	518	340	1,645	1,025
Income tax benefits sold to the parent company *[Note 8]*	6,588	—	19,242	—
Foreign exchange gain (loss)	340	48	(583)	1,084
Gain on disposal of investment	—	—	—	19,821
Income before income taxes and minority interests	43,591	19,106	99,157	88,404
Income taxes	17,343	13,141	44,255	35,785
Income before minority interests	26,248	5,965	54,902	52,619
Minority interests	(15,965)	(12,351)	(42,808)	(32,411)
Net income (loss)	10,283	(6,386)	12,094	20,208
Change in fair value of interest rate swaps	(621)	810	521	46
Comprehensive income(loss)	$ 9,662	$ (5,576)	$ 12,615	$ 20,254

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
	(In thousands of U.S. dollars)			
OPERATING ACTIVITIES				
Net income(loss)	$ 10,283	$ (6,386)	$ 12,094	$ 20,208
Adjustments to reconcile net income(loss) to cash provided by operating activities				
Depreciation and amortization	29,472	28,411	87,293	83,920
Accreted interest on subordinated loans from parent company	19,159	15,315	56,395	38,040
Income tax benefits sold to the parent company	(6,588)	—	(19,242)	—
Minority interests	15,965	12,351	42,808	32,411
Gain on disposal of investment	—	—	—	(19,821)
Deferred income taxes	1,128	1,412	3,955	1,070
Other non-cash items	607	1,208	1,299	1,342
Changes in operating assets and liabilities	(4,890)	(10,024)	(9,911)	11,907
Cash provided by operating activities	65,136	42,287	174,691	169,077
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	(28,497)	(14,269)	(113,877)	(83,733)
Increase in ownership of subsidiaries	(1,111)	—	(5,094)	—
Net proceeds from the sale of subsidiary shares	—	—	—	41,500
Cash used in investing activities	(29,608)	(14,269)	(118,971)	(42,233)
FINANCING ACTIVITIES				
Repayment of parent company indebtedness	—	—	(9,638)	(255,818)
Subsidiary's distributions paid to minority interests *[Note 6]*	(20,944)	(7,806)	(32,068)	(39,019)
Proceeds from issue of long-term debt	—	9,000	—	244,794
Repayment of long-term debt	(9,750)	—	(24,750)	—
Deferred financing costs	—	(2,792)	—	(9,542)
Additions to short-term investments - restricted	—	—	—	(28,125)
Cash used in financing activities	(30,694)	(1,598)	(66,456)	(87,710)
Net change in cash and cash equivalents	4,834	26,420	(10,736)	39,134
Cash and cash equivalents, beginning of period	94,419	52,253	109,989	39,539
Cash and cash equivalents, end of period	$ 99,253	$ 78,673	$ 99,253	$ 78,673

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIENCY (UNAUDITED)

	Share Capital	Difference between counterpart given and carrying value of capital transactions with parent company	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Deficiency
			(In thousands of U.S. dollars)		
Balance as at December 31, 2002	$ 16	$ (481,929)	$ 37,766	$ (1,726)	$ (445,873)
Comprehensive income.......	—	—	20,208	46	20,254
Balance as at September 30, 2003	$ 16	$ (481,929)	$ 57,974	$ (1,680)	$ (425,619)
Balance as at December 31, 2003	$ 16	$ (481,929)	$ 64,807	$ (1,082)	$ (418,188)
Effect of push-down accounting *[Note 3]*	—	126,146	—	—	126,146
Comprehensive income.......	—	—	12,094	521	12,615
Balance as at September 30, 2004	$ 16	$ (355,783)	$ 76,901	$ (561)	$ (279,427)

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
September 30, 2004

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company") develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage and roaming, as a result of the summer holidays, which results in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation-related expenses, including marketing and promotional expenditures, which results in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network, the purchase of a UMTS license as described in Note 9 and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of $0.1 million and $1.4 million for property, plant and equipment for the three months ended September 30, 2004 and September 30, 2003, respectively and $2.0 million and $6.0 million for the nine months ended September 30, 2004 and September 30, 2003, respectively.

Note 3 Acquisition of MobiFon's Equity Interest and Pushdown Accounting

On March 17, 2004, the Company acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon (see Note 6) up to an aggregate maximum of $5.2 million of which $5.1 million was paid as of September 30, 2004.   As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment.   Interest expense in the amount of $7.7 million has been incurred during the nine-month period ended September 30, 2004 and is included in amounts due to parent and affiliated companies. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders also have the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 and this amount is included with accrued liabilities as of September 30, 2004.   As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%.   In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. Interest expense in the amount of $1.2 million has been incurred during the nine month period ended September 30, 2004 and is included in amounts due to parent and affiliated companies. The aggregate purchase price amounted to $298.5 million. The Company's existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in its consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of net assets of the Company by $510.3 million. Such excess has been preliminarily allocated as follows:

Decrement of property plant and equipment	(25,697)
Increment of subscriber relationships	30,413
Increment of long term debt	(5,822)
Related deferred tax	382
Goodwill	511,044
TOTAL	**510,320**

The subscriber relationships will be amortized using the straight-line method over a period of 4 years.

Note 4 MobiFon Loyalty Program

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and nine month periods ended September 30, 2004, include an expense of $1.9 million and $4.3 million, respectively and other current assets and accrued liabilities as of September 30, 2004 include amounts of $2.4 million and $4.8 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Note 5 Sale and Lease Back Financing – MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which were the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

Note 6 Dividends to Minority Interests

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April and July 2004, an aggregate of $32.1 million of such dividends were distributed to minority interests. As at September 30, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $10.3 million and is included with current liabilities.

Note 7 Excess Cash Flow Offer

In August 2004, in accordance with the covenants governing the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered, $15.6 million of long-term debt had been reclassified to current liabilities. In connection with this offering, the Company repurchased $2.3 million in principal of the 12.5% Senior Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

Note 8 Income Tax Benefits Sold to the Parent Company

The Company files a consolidated tax return with ClearWave, and concurrent with the June 2003 amendment of the loan payable to the parent company, it was agreed that the Company will charge ClearWave for the tax benefits they receive from the use of the Company's interest expense. The charge relating to 2003 in the amount of $17.0 million was made only in the fourth quarter of 2003; in 2004 the charge is being made on a quarterly basis.

Note 9 Romanian UMTS License

On November 12, 2004, MobiFon was advised by the Romanian government that it was successful in its application for a UMTS license in Romania. As a result, the Company is required to pay a total of $35 million to the Romanian government, of which $10.5 million is payable within 120 days of receiving license documentation and the remainder in five annual installments of $4.9 million, commencing in 2006. The Company will also be required to honour certain license conditions, including coverage roll-out requirements.

Note 10 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.